Filed Pursuant to Rule 433
Registration Statement No. 333-147664
Supplementing the Preliminary Prospectus
Supplement dated April 20, 2010
(To Prospectus dated November 28, 2007)
NORDSTROM, INC.
Final Term Sheet
April 20, 2010

Issuer:	Nordstrom, Inc.

Size:	$500,000,000

Maturity:	May 1, 2020

Coupon (Interest Rate):	4.750%

Yield to Maturity:	4.805%

Spread to Benchmark Treasury:	+ 100 basis points

Benchmark Treasury:	3.625% due February 20, 2020

Benchmark Treasury Yield:	98-17; 3.805%

Interest Payment Dates:	November 1 and May 1, commencing November 1, 2010

Redemption Provision:	In whole or in part, at any time, at the Issuer’s option, at the greater of (i) 100% of principal amount or (ii) discounted present value at the Treasury Rate plus 15 basis points

Price to Public:	99.565%

Settlement Date:	April 23, 2010

CUSIP:	655664 AN0

Joint Book-Running Managers:	Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Senior Co-Managers:	Banc of America Securities LLC
RBS Securities Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
Co-Managers:	Fifth Third Securities, Inc.
Loop Capital Markets LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting Goldman, Sachs & Co. at 1-866-471-2526 or prospectus-ny@ny.email.gs.com, or Morgan Stanley & Co. Incorporated at 1-866-718-1649.